Putnam Investments

100 Federal Street

Boston, MA 02110

February 28, 2020

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Patrick Scott and Jeffrey Long

Re:     Comments on Registration Statement on Form N-14 (File No. 333-235893), filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2020 (the “Registration Statement”), of Putnam Funds Trust (the “Registrant”), on behalf of its series, Putnam Focused Equity Fund (the “Surviving Fund”)

Dear Messrs. Scott and Long:

            This letter responds to the comments that Mr. Long provided telephonically to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds (as defined below), and Timothy Cormier and Yana D. Guss of Ropes and Gray LLP, counsel to the Funds, on February 5, 2020 on behalf of the staff of the Commission (the “Commission Staff”) regarding the Registration Statement, and that Mr. Scott provided telephonically to Ms. Monagan and Mr. Cormier on February 5, 2020 on behalf of the Commission Staff regarding the Registration Statement. The Registration Statement relates to the merger of each of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund (collectively, the “Acquired Funds”) with and into the Surviving Fund (the Acquired Funds and the Surviving Fund are collectively referred to as the “Funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response.  The Commission Staff’s comments will be addressed in a pre-effective amendment to the Registration Statement to be filed on or around March 2, 2020.

General Comments

1.      Comment: Please amend the Registration Statement to include a delaying amendment in accordance with Rule 473 under the Securities Act of 1933, as amended.

Response: The requested filing was made on February 5, 2020.

2.      Comment: All information must be finalized with all brackets removed and all material information provided.

Response: The Registrant will provide all material information and remove all brackets.

3.      Comment: Please consider identifying the Surviving Fund as the “Acquiring Fund” to clarify throughout the Registration Statement that the Surviving Fund is the acquiring fund.

Response: As requested, the Registrant has added references in several places making clear that the Registrant is the acquiring fund.

4.    Comment: Under the heading “Agreement and Plan of Reorganization” in the “Information about the Proposed Mergers” section of Part A of the Registration Statement (the “prospectus/proxy statement”), please remove the language that states “The following discussion of the Plan is qualified in its entirety by the full text of the Plan” since the summary of the plan should be accurate without reference to the appendix.

Response: The Registrant confirms that the summary of the Plan is accurate. The Registrant has revised the quoted language to read: “The following discussion of the Plan is a summary provided for your reference only.  Please read the Agreement in its entirety in Appendix A.”

5.    Comment: In response to the question “How do the investment objectives, strategies, policies, and restrictions of your fund and Putnam Focused Equity Fund compare?” in the “Questions and Answers Regarding the Proposed Mergers” section, please further highlight the differences between the Surviving Fund’s and the Acquired Funds’ investment objectives, strategies, policies, and restrictions.  Please make conforming changes throughout the Registration Statement, where applicable.

Response: The Registrant has revised disclosure in the above-referenced section as follows and has made similar conforming changes, as applicable (additions shown as underlined and deletions shown as strike-through text):

Both Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund have identical or similar investment objectives ~~and similar investment strategies~~ to Putnam Focused Equity Fund, with Putnam Equity Spectrum Fund and Putnam Focused Equity Fund seeking capital appreciation and Putnam Capital Spectrum Fund seeking total return.  Both Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund have similar investment strategies to Putnam Focused Equity Fund, as all three funds employ an investment strategy focused on investing in a limited number of issuers~~.  Each fund~~, however, there are some differences between how the funds invest.  All three funds invest~~s~~ in equity securities, with Putnam Equity Spectrum Fund and Putnam Capital Spectrum Fund investing in equity securities of companies of any size and Putnam Focused Equity Fund investing mainly in equity securities of large and midsize companies.  Each of Putnam Equity Spectrum Fund and Putnam Focused Equity Fund invests, under normal circumstances, at least 80% of its net assets in equity investments, including common stocks, preferred stocks, convertible securities, and warrants.  Putnam Focused Equity Fund, however, may also consider investments in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) towards its 80% investment policy.  Putnam Capital Spectrum Fund may also invest to a significant extent in fixed-income securities, although in recent years that has not been the case.  Both Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund expect to invest in companies that employ significant leverage in their capital structure and may engage in short sales of securities, while Putnam Focused Equity Fund does not have a stated investment strategy related to leveraged companies or short sales of securities.

6.    Comment: Please consider clarifying why the Trustees of each Acquired Fund considered each merger to be in the best interests of the Acquired Fund’s shareholders despite certain differences between the Surviving Fund’s and the Acquired Fund’s investment strategies.

Response: The Registrant notes that, as disclosed in the prospectus/proxy statement, the Acquired Funds’ Trustees considered the similarities and differences in investment strategies between each Acquired Fund and the Surviving Fund in determining that each merger was in the best interests of the Acquired Fund’s shareholders.  The Trustees also considered, as disclosed in the prospectus/proxy statement, Putnam Management’s representation that each Acquired Fund’s shareholders may benefit from improved performance following the completion of the mergers.  The Registrant has revised the discussion to clarify that Putnam Management’s views as to the potential improvements in performance were based on the employment of the Surviving Fund’s investment strategy (as opposed to the investment strategy of each Acquired Fund) over the long term.

7.   Comment: Please disclose supplementally whether Putnam Management anticipates any liquidity concerns in connection with the repositioning of each Acquired Fund’s portfolio in advance of each merger, particularly in light of each Acquired Fund’s investment strategy to focus its investments in a limited number of issuers.

Response: The Registrant confirms that Putnam Management has represented that it does not expect material liquidity issues in connection with repositioning each Acquired Fund’s portfolio in advance of each merger and that a significant percentage of each Acquired Fund’s larger portfolio holdings are expected to be sold in the ordinary course by the Acquired Funds’ portfolio manager in her day-to-day management of each Acquired Fund.

8.   Comment: Please confirm supplementally whether a fee waiver or expense limitation agreement with Putnam Management impacted the fees and expenses reported for the Funds in the prospectus/proxy statement and, if applicable, please disclose the fee waiver or expense limitation agreement in the prospectus/proxy statement.  Please also confirm supplementally whether any fee waiver or expense limitation agreement in place for the Funds is subject to recoupment by Putnam Management.

Response: The Registrant confirms that the Funds’ fees and expenses reported in the prospectus/proxy statement were not impacted by a fee waiver or expense limitation agreement with Putnam Management.  The Registrant also confirms that recoupment is not permitted under any fee waiver or expense limitation agreement currently in place for the Funds.

9.   Comment: In response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed mergers?” in the “Questions and Answers Regarding the Proposed Mergers” section, please consider simplifying the disclosure describing each Acquired Fund’s performance fee adjustment.  Please also supplementally disclose whether the Registrant expects there to be any outstanding performance fee adjustments at the time of the mergers, and, if so, whether the outstanding amounts will be a liability assumed by the Surviving Fund in connection with the mergers.  If it is anticipated that there will be an outstanding performance fee adjustment at the time of one or both of the mergers, please disclose that in the prospectus/proxy statement.

Response: The Registrant has revised the introductory sentence of the third paragraph of the above-referenced section as follows (additions shown as underlined text):

The monthly base management fee described above for Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund is increased or reduced by a performance adjustment (as discussed further below, the performance adjustment for each fund is increased or reduced based on the fund’s performance versus a specific benchmark; in the case of Putnam Capital Spectrum Fund, the Capital Spectrum Blended Index (defined below), and in the case of Putnam Equity Spectrum Fund, the S&P 500 Index).

The Registrant confirms that it does not anticipate that there will be any outstanding performance fee adjustments at the time of either merger. Performance fee adjustments will be accrued through the merger date. Any related asset or liability will transfer to the Surviving Fund in connection with each merger.

10.  Comment: Please consider adding additional disclosure regarding the Trustees’ consideration of the anticipated higher expense ratio to be paid by each Acquired Fund’s shareholders following the consummation of each merger.

Response: The Registrant confirms that, as disclosed in the Registration Statement, the Trustees considered Putnam Management’s representation that, following the completion of the mergers, shareholders of each Acquired Fund would be invested in a larger fund with a total expense ratio that would be higher, solely because the Acquired Funds’ current negative performance fee adjustments would not apply to the Surviving Fund.  The Registrant believes that the current disclosure in the Registration Statement appropriately describes the Trustee’s consideration of the higher total expense ratio and the reason why the total expense ratio would be higher, and makes it clear that this was one of many factors considered by the Trustees in connection with their ultimate determination that each merger was in the best interests of each Acquired Fund.

11.  Comment: Because each merger is not contingent on the consummation of the other, under the heading “Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)” in the section “Information about the Proposed Mergers,” please disclose pro forma annual fund operating expense tables for the merger combination with the lowest cost, highest cost, and most probable cost outcome.

Response: The Registrant has updated the disclosure to include the requested pro forma annual fund operating expense tables.

12.  Comment: In the section “Trustees’ Considerations Relating to the Proposed Mergers” in the “Information about the Proposed Mergers” section, please clarify what is meant by “unfavorable commercial prospects” in relation to the Acquired Funds.  Additionally, please consider disclosing whether either “unfavorable commercial prospects for the Acquired Funds” or Putnam Management’s “ongoing financial commitment as a result of the negative performance fee adjustments” weighed more heavily in Putnam Management’s determination that the continued operation of the Acquired Funds was not a sustainable ongoing financial arrangement.

Response: The Registrant has revised the disclosure in the above-referenced section as follows (additions shown as underlined and deletions shown as strike-through text):

Putnam Management informed the Trustees of the Acquired Funds that, given the unfavorable commercial prospects for the Acquired Funds (i.e., a lower likelihood that either Acquired Fund would be placed on additional broker-dealer platforms for future sale) and the likely significant ongoing financial commitment as a result of the negative performance fee adjustments, it did not view the continued operation of the Acquired Funds as a sustainable ongoing financial arrangement ~~for it~~.

In addition, the Registrant notes Putnam Management’s representation that it did not attribute more weight to either of the above-referenced factors in determining that the continued operation of the Acquired Funds was not a sustainable ongoing financial arrangement and, therefore, does not believe that additional disclosure is necessary regarding the consideration of these factors.

13.  Comment: In the section “Trustees’ Considerations Relating to the Proposed Mergers” in the “Information about the Proposed Mergers” section, as well as elsewhere in the Registration Statement, it states that Putnam Equity Spectrum Fund and the Surviving Fund each invests, under normal circumstances, at least 80% of its net assets in equity investments.  Please supplementally confirm whether each Fund is currently in compliance with that investment policy.  In addition, please confirm whether Putnam Equity Spectrum Fund and the Surviving Fund were in compliance with that policy when the Trustees were considering approval of the mergers, and, if not, please consider disclosing whether the Trustees considered either Fund’s non-compliance with the investment policy in the course of their deliberations.

Response: The Registrant confirms that each of Putnam Equity Spectrum Fund and the Surviving Fund  is currently in compliance with the above-referenced investment policies and was in compliance with those polices during the time when the Trustees were considering approval of the mergers. However, in view of Putnam Management’s determination in November 2019 to make changes in Putnam Equity Spectrum Fund’s portfolio management team, anticipated portfolio composition changes, and expectation of increased redemptions following public disclosure of the portfolio management changes and the proposed merger, management of the fund’s liquidity position was a key consideration during this period, particularly in light of the concentrated nature of the fund’s portfolio. Consequently, at times during the above-referenced period, Putnam Equity Spectrum Fund’s equity holdings represented less than 80% of the fund’s net assets, with the remainder of the fund’s assets held in cash, cash equivalents and other short-term investments for the purpose of increasing the fund’s liquidity in light of the factors discussed above, and Putnam Management concluded that “normal circumstances” did not exist with respect to Putnam Equity Spectrum Fund during this period.  The Trustees have received multiple updates regarding the portfolio liquidity of Putnam Equity Spectrum Fund in connection with their consideration of the merger, including a discussion of the steps the fund was taking to manage liquidity in light of the pending change in the fund’s portfolio management team.

14.  Comment: Please consider including within the “Questions and Answers Regarding the Proposed Mergers” section the following sentence, which is located under the heading “Performance” in the “Trustees’ Considerations Relating to the Proposed Mergers” sub-section of the “Information about the Proposed Mergers” section.

Regarding the performance of Putnam Focused Equity Fund, the Trustees considered Putnam Management’s acknowledgement that there were limitations on the comparability of the Fund’s performance prior to June 24, 2019 given that the performance for those periods related to the performance of Putnam Global Industrials Fund, which was repositioned as Putnam Focused Equity Fund on June 24, 2019 and was operated with a different investment strategy than Putnam Focused Equity Fund.

15.  Response: The Registrant notes that, under the question “How does the investment performance of each fund compare?” in the section “Questions and Answers Regarding the Proposed Mergers,” it states that “Before June 24, 2019, Putnam Focused Equity Fund was managed with a materially different investment strategy and may have achieved materially different performance results under its current investment strategy from that shown for periods before this date.”  The Registrant believes that this disclosure conveys substantially similar information to the sentence referenced above and, therefore, declines to add additional disclosure to this section.

16.  Comment: Under the heading “Federal Income Tax Consequences” in the “Information about the Proposed Mergers” section, please revise the second sentence within the second to last paragraph to remove the errant inclusion of a “P.”

Response: The requested change has been made.

Accounting Comments

17.  Comment: Please supplementally provide the analysis for Putnam Management’s determination that the Surviving Fund is the appropriate accounting and performance survivor of the merger.

Response: Based on the analysis described below, Putnam Management believes that Putnam Focused Equity Fund qualifies under the relevant accounting guidance as the “accounting survivor” for both mergers.  Furthermore, based on the analysis described below and the position of the Commission Staff that, generally, the survivor of a merger for accounting purposes will be the fund whose historical performance may be used by the surviving fund (North American Security Trust, Securities and Exchange Commission No-Action Letter, pub. avail., August 5, 1994) (“NAST Letter”), Putnam Management believes that Putnam Focused Equity Fund should be the “performance survivor” for each merger.  Putnam Management has consulted with PricewaterhouseCoopers LLP (the independent auditor of Putnam Capital Spectrum Fund), KPMG LLP (the independent auditor of Putnam Equity Spectrum Fund and Putnam Focused Equity Fund), and Ropes & Gray LLP (fund counsel to all three funds) in connection with its accounting and performance survivor analysis.

In order to determine the appropriate surviving entity for accounting purposes, Putnam Management applied the general criteria outlined in Section 8.39 of the AICPA 2020 Audit and Accounting Guide for Investment Companies (the “AICPA Guide”).  The AICPA Guide criteria are substantially similar to those outlined in the NAST Letter and include: portfolio management (investment adviser); investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.  A discussion of each factor and its applicability to the mergers follows below. Putnam Management also notes that Putnam Focused Equity Fund is the surviving fund in each merger as a matter of corporate law.  Putnam Focused Equity Fund will acquire the assets of, and assume the liabilities of, each of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund.  Following the completion of each merger, the legal existence each fund merged into Putnam Focused Equity Fund will be terminated.

1.   Portfolio management (investment adviser): Putnam Management is the investment adviser to Putnam Capital Spectrum Fund, Putnam Equity Spectrum Fund, and Putnam Focused Equity Fund.  Daniel Schiff serves as portfolio manager for Putnam Focused Equity Fund and Jacquelyne Cavanaugh serves as portfolio manager for Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund.  Mr. Schiff has managed Putnam Focused Equity Fund since 2016; he has managed it in accordance with its current investment strategy since 2019.  Ms. Cavanaugh was appointed sole portfolio manager of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund in December 2019 and has been an assistant portfolio manager of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund since 2017.  Putnam Management will continue to serve as investment adviser to Putnam Focused Equity Fund after each merger, Mr. Schiff will continue to manage Putnam Focused Equity Fund, and Ms. Cavanaugh and Walter Scully (a portfolio manager for certain other Putnam funds) will be added as portfolio managers.  Given that Mr. Schiff has managed Putnam Focused Equity Fund since 2016 and that Putnam Focused Equity Fund will continue to implement the same investment strategy (as discussed further below), Putnam Management believes that this factor favors Putnam Focused Equity Fund as the accounting survivor.

2.    Investment objectives, policies, and restrictions:  The investment objective of Putnam Capital Spectrum Fund is to seek total return, while the investment objective of Putnam Equity Spectrum Fund and Putnam Focused Equity Fund is to seek capital appreciation.  Putnam Equity Spectrum Fund and Putnam Focused Equity Fund each has a non-fundamental policy to invest at least 80% of the fund’s net assets in equity investments. Putnam Capital Spectrum Fund also invests significantly in equity securities but has the flexibility to invest across the capital spectrum, including in fixed income investments.  Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund invest in securities of companies of any size that employ significant leverage in their capital structure, may engage in short sales of securities, and typically hold large positions in cash.  Putnam Focused Equity Fund, in contrast, invests mainly in equity securities (growth or value stocks or both) of large and midsize companies and holds a significantly smaller cash position.   The fundamental investment restrictions of Putnam Capital Spectrum Fund, Putnam Equity Spectrum Fund, and Putnam Focused Equity Fund are identical.

Following the mergers, Putnam Focused Equity Fund will be managed in accordance with Mr. Schiff’s historical investment approach (including overall capitalization exposures), and Putnam Focused Equity Fund will continue to operate under its existing investment objective, investment policies, and investment restrictions, without change.  Therefore, Putnam Focused Equity Fund’s historical performance record is more relevant than either Putnam Capital Spectrum Fund’s or Putnam Equity Spectrum Fund’s historical performance record to current and future shareholders because it was generated under the same investment objective, investment policies, and approach that it will follow after the mergers.

3.    Expense structures and expense ratios: Putnam Focused Equity Fund will continue to have the same expense structure after the merger as it did before.  This expense structure is materially different to that of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund, because Putnam Capital Spectrum Fund’s and Putnam Equity Spectrum Fund’s management fees include a performance adjustment, while Putnam Focused Equity Fund’s management fee does not.

Putnam Focused Equity Fund has a management fee that is ten basis points lower than Putnam Capital Spectrum Fund’s and Putnam Equity Spectrum Fund’s base management fee at each breakpoint level.  The other expense ratios of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund were lower than that of Putnam Focused Equity Fund as of November 30, 2019, and the total annual operating expense ratios of each were lower than that of Putnam Focused Equity Fund as of the same date.  The lower total annual operating expense ratios of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund as compared to Putnam Focused Equity Fund are due to Putnam Capital Spectrum Fund’s and Putnam Equity Spectrum Fund’s significant negative performance adjustments to their management fees. All three funds have the same sales charge structure.

Because Putnam Focused Equity Fund will have an identical expense structure before and after each merger (i.e., Putnam Focused Equity Fund will continue to operate under the same management fee schedule, which is not subject to a performance adjustment), which will not be the case for Putnam Capital Spectrum Fund or Putnam Equity Spectrum Fund, Putnam Management believes that this factor favors Putnam Focused Equity Fund as the accounting survivor.

4.    Asset size: Although both Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund are larger than Putnam Focused Equity Fund, with $626 million and $364 million in assets, respectively, as of November 30, 2019, Putnam Focused Equity Fund is nevertheless a sizable fund with approximately $179 million in assets as of November 30, 2019, is sufficiently large to implement its investment program, and is expected to be able to continue to implement its investment program at a larger asset size following the completion of the mergers with no material disruption.

5.   Portfolio composition:  As of December 31, 2019, Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund had approximately 26.0% and 25.9% of their net assets, respectively, invested in midsize companies, and approximately 43.6% and 37.2% of their net assets, respectively, invested in large companies.  In contrast, as of December 31, 2019, Putnam Focused Equity Fund had approximately 8.8% of its net assets invested in midsize companies and approximately 87.6% of its net assets invested in large companies. As of December 31, 2019, Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund held only seven securities, comprising approximately 12% and 11% of net assets, respectively, that were also held by Putnam Focused Equity Fund.  Prior to the mergers, Putnam Management expects that Putnam Capital Spectrum Fund’s and Putnam Equity Spectrum Fund’s portfolio manager will sell a significant percentage of each fund’s securities and significantly reduce each fund’s cash position to align its holdings with the investment objective, policies, and approach of Putnam Focused Equity Fund. All non-cash fixed income securities, convertible preferred stocks and ETFs held by Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund, none of which are held by Putnam Focused Equity Fund, are expected to be sold. Following the merger, the combined fund’s portfolio will more closely match Putnam Focused Equity Fund’s pre-merger portfolio (including market capitalization) than the pre-merger portfolio of either Putnam Capital Spectrum Fund or Putnam Equity Spectrum Fund.

The above analysis indicates that, in totality, the factors from the AICPA Guide and NAST Letter support a position that following the mergers, Putnam Focused Equity Fund will continue to more closely resemble Putnam Focused Equity Fund before the mergers than either Putnam Capital Spectrum Fund or Putnam Equity Spectrum Fund before the mergers. Therefore, Putnam Management believes that Putnam Focused Equity Fund is the appropriate accounting survivor.  In this regard, Putnam Management believes that expected portfolio composition and investment objectives, policies, and restrictions following the mergers should weigh most heavily in the determination of the accounting and performance survivor.  As provided in the NAST Letter, the performance survivor is typically the accounting survivor, and Putnam Management believes that should be the case with each merger.  We also note that Putnam Focused Equity Fund is the legal survivor of each merger.

18.  Comment: In response to the question “What are the federal income tax consequences of each proposed merger” in the “Questions and Answers Regarding the Proposed Mergers” section of the prospectus/proxy statement and in the statement of additional information under the “PRO FORMA FINANCIAL INFORMATION – Portfolio Realignment” section, please update the blank brackets to include the approximate realized capital gains that would have resulted if the repositioning had occurred on December 31, 2019.

Response: The Registrant has updated the disclosure to specify that if such sales had occurred on December 31, 2019, such portfolio repositioning would have resulted in net realized capital gains of $73,642,865 for Putnam Capital Spectrum Fund and would not have resulted in net realized capital gains for Putnam Equity Spectrum Fund, net of the applicable capital loss carryforwards. Putnam Equity Spectrum Fund is expected to have net capital losses with regards to portfolio dispositions taking place in connection with the anticipated portfolio repositioning.

19.  Comment: In response to the question “What are the federal income tax consequences of each proposed merger” in the “Questions and Answers Regarding the Proposed Mergers” section of the prospectus/proxy statement, the disclosure states:

Putnam Capital Spectrum Fund, after taking into account realized gains and losses from the anticipated portfolio repositioning, is expected to have net capital losses with respect to the taxable year during which the portfolio dispositions take place. As a result, Putnam Management does not currently anticipate that the fund’s portfolio dispositions will result in increased taxable distributions to shareholders of Putnam Capital Spectrum Fund before the merger. However, the effects of any disposition of portfolio holdings will depend on the facts and circumstances at the time of the disposition, and therefore it is possible that such dispositions could result in the realization of capital gains that would be distributed to shareholders of Putnam Capital Spectrum Fund as taxable distributions.

The Commission Staff notes, however, that in the statement of additional information under the “PRO FORMA FINANCIAL INFORMATION – Portfolio Realignment” section, the disclosure states:

Putnam Capital Spectrum Fund, after taking into account realized gains and losses from the anticipated portfolio repositioning, is expected to have net capital gains with respect to the taxable year during which such portfolio dispositions take place. As a result, Putnam Management currently anticipates that the fund’s portfolio dispositions will result in increased taxable distributions to shareholders of Putnam Capital Spectrum Fund prior to the merger. However, the effects of any disposition of portfolio holdings will depend on the facts and circumstances at the time of the disposition, and therefore it is possible that such dispositions could result in the realization of capital losses.

The Commission Staff requests that the Registrant reconcile these two statements.

Response: The Registrant has reconciled these two statements and has revised the disclosure in both the prospectus/proxy statement and the statement of additional information to state:

Putnam Capital Spectrum Fund is expected to have net capital gains with respect to portfolio dispositions taking place in connection with the anticipated portfolio repositioning.  As a result, Putnam Management currently anticipates that the fund’s portfolio dispositions will result in increased taxable distributions to shareholders of Putnam Capital Spectrum Fund prior to the merger. However, the effects of any disposition of portfolio holdings will depend on the facts and circumstances at the time of the disposition, and therefore it is possible that such dispositions might not result in the realization of capital gains that would be distributed to shareholders of Putnam Capital Spectrum Fund as taxable distributions.

20.  Comment: Because each merger is not contingent on the consummation of the other, under the heading “Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)” in the section “Information about the Proposed Mergers,” please disclose pro forma annual fund operating expense tables for the merger combination with the lowest cost, highest cost, and most probable cost outcome.

Response: The Registrant has updated the disclosure to include the requested pro forma annual fund operating expense tables.

21.  Comment: Please revise the disclosure included under the heading “Tax Matters” in the “Trustees’ Considerations Relating to the Proposed Mergers” sub-section of the “Information about the Proposed Mergers” section to reference that the proposed mergers involve three funds.

Response: The requested change has been made.

22.  Comment: The Commission Staff notes that the Acquired Funds have historically held sizeable positions in certain securities.  Please include in the “PRO FORMA FINANCIAL INFORMATION – Portfolio Realignment” section of the statement of additional information additional disclosure describing the securities anticipated to be sold prior to each merger.

Response: The Registrant has added the following information regarding the securities anticipated to be sold in connection with the repositioning of each Acquired Fund in the “PRO FORMA FINANCIAL INFORMATION – Portfolio Realignment” section of the statement of additional information:

Independent of the mergers and in the ordinary course of managing the Funds, Putnam Management expects that Putnam Capital Spectrum Fund’s and Putnam Equity Spectrum Fund’s portfolio manager will sell a significant percentage of each Acquired Fund’s currently held securities and significantly reduce each Acquired Fund’s cash position and invest that cash and the proceeds from the sales in accordance with each Acquired Fund’s investment guidelines. In addition, if the proposed mergers are approved, Putnam Management expects that, following the approval, the portfolio manager will sell additional securities to more closely align each Acquired Fund’s portfolio with the portfolio of Putnam Focused Equity Fund, the acquiring fund. Specifically, Putnam Management expects that a significant portion of Putnam Capital Spectrum Fund’s and Putnam Equity Spectrum Fund’s holdings will be sold before the mergers. This is expected to include the sale of all non-cash fixed income securities, convertible preferred stocks, exchange traded funds (“ETFs”), and a substantial reduction or complete sale of a significant number of common stocks held by Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund. Based on the Acquired Funds’ portfolios as of December 31, 2019, Putnam Management currently anticipates that the Acquired Funds will dispose of approximately the following percentages of their portfolio holdings in connection with the mergers (including both ordinary course and portfolio realignment sales before the mergers and a reduction in each Acquired Fund’s cash position before and shortly following consummation of the mergers); however, these percentages are estimates and the funds’ actual portfolio realignment may differ:

• Putnam Capital Spectrum Fund — 80% of the portfolio

• Putnam Equity Spectrum Fund — 82% of the portfolio

I believe this letter addresses the Commission Staff’s comments.  Should you have any further questions, please do not hesitate to call me at (617) 760-2577.  Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan

Counsel

Putnam Management

cc:       James E. Thomas, Esq., Ropes & Gray LLP

            Timothy Cormier, Esq., Ropes & Gray LLP

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